May 21, 2010

VIA EDGAR

Mr. Mark Webb

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mail Stop 4561

Re:	Fifth Third Bancorp

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed February 26, 2010

File No. 001-33653

Dear Mr. Webb:

We are writing in response to your letter dated May 7, 2010 related to the Form 10-K for the Fiscal Year Ended December 31, 2009 (the “2009 Form 10-K”) of Fifth Third Bancorp (“Fifth Third,” the “Registrant” or the “Bancorp”). In accordance with your request, we have responded to each of the comments included in your letter. Our responses to each of the items noted in your letter are detailed below.

Additionally, the Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 15

1.	You disclose that you received a benefit from the accretion of purchase accounting adjustments related to the 2008 acquisition of First Charter of $136 million in 2009 and $358 million in 2008. Please tell us in detail and revise future filings to describe the nature of the purchase accounting adjustments recorded, the reason they are resulting in a significant benefit in subsequent years and your expectations related to this trend for future periods.

Fifth Third acquired First Charter Corporation (“First Charter”) on June 6, 2008. Upon consummation of the transaction, Fifth Third recognized the acquired assets, liabilities and identifiable intangible assets at fair value as defined in ASC 820, “Fair Value Measurements and Disclosures.” This process primarily involved the valuation of First Charter’s loan and investment securities portfolios, debt (including time deposits) and intangible assets (primarily consisting of the core deposit intangible). The valuation of the core deposit intangible and the majority of the valuations performed on the loan portfolio were prepared by management with the assistance of independent third party valuation firms using a combination of external market prices and discounted cash flow models. The investment securities portfolio was primarily valued using externally quoted prices. The debt portfolio was valued using the Bancorp’s internal pricing model which focused on current interest rates at the time of acquisition and the remaining time to maturity of the respective instruments.

In Fifth Third’s Form 10-K for the Fiscal Year Ended December 31, 2008 (“2008 Form 10-K”), Fifth Third included disclosures regarding the nature of the purchase accounting adjustments recorded as part of the First Charter acquisition. Specifically, the Bancorp included the following disclosure in the “Statement of Income Analysis – Net Interest Income” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”):

“Other adjustments included the accretion of discounts on acquired loans, primarily as a result of the second quarter 2008 acquisition of First Charter, which increased net interest income by $339 million during 2008. The purchase accounting accretion reflects the high discount rate in the market at the time of the acquisition; the total loan discounts are being accreted into net interest income over the remaining period to maturity of the loans acquired.”

Fifth Third acknowledges the staff’s comment and confirms that in future filings, we will include disclosures similar to the disclosures included in the 2008 Form 10-K. Additionally, to the extent material, the Bancorp will add the following disclosure related to the anticipated trend for future periods:

“Based upon the remaining period to maturity, and ignoring the impact of prepayments, the Bancorp anticipates recognizing approximately $65 million and $40 million in additional net interest income during 2010 and 2011, respectively, as a result of the amortization and accretion of premiums and discounts on acquired loans and deposits.”

Credit Risk Management, page 44

2.	Please tell us and revise your future filings to address the following regarding your construction or commercial loans:

Fifth Third acknowledges the staff’s comments in items a – f below regarding reliance upon loan guarantees and collection thereunder. Since Fifth Third has not noticed a significant increase in the reliance it places on guarantees in the determination of whether a loan is impaired at extension, the Bancorp does not anticipate it being necessary to revise future filings to address the items discussed in a - f below. However, Fifth Third will include expanded disclosures regarding guarantees in future filings if trends change such that the reliance on guarantees becomes more significant to the Bancorp’s assessment of impairment in its construction or commercial loan portfolios.

a.	Tell us whether you have noticed an increase in construction or commercial loans that have been extended at maturity for which you have not considered to be impaired due to the existence of guarantees. If so, tell us about the types of extensions made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent.

While Fifth Third experienced an increase in the extension of matured construction and commercial loans during 2009, this increase is primarily attributable to market and liquidity conditions which were significantly less favorable to borrowers attempting to obtain long term fixed-rate financing from traditional sources such as insurance companies. Fifth Third has historically obtained, and continues to obtain guarantees on commercial loans as deemed necessary; however, the Bancorp has not noticed an increase in extended loans that were not considered impaired due to the existence of these guarantees.

b.	Disclose in detail how you evaluate the financial wherewithal of the guarantor. Address the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed.

The Credit function of Fifth Third carefully evaluates the strength of the guarantor as part of both the standard underwriting process and the ongoing monitoring of significant loan exposures. This guarantor review is performed as part of the initial underwriting prior to approval of the loan and is refreshed at least annually for obligations exceeding $500 thousand. Part of this annual review may include a review of the latest available personal financial statements, tax returns or any other pertinent financial information needed to determine the financial condition of the guarantor. A key element of this evaluation is a verification of the guarantor’s liquidity position.

c.	Disclose how you evaluate the guarantor’s reputation and willingness to work with you and how this affects any allowance for loan loss recorded and the timing of charging-off the loan.

For new guarantors over $1 million, background checks are conducted to assist in obtaining an initial assessment of the guarantor’s reputation. Through ongoing interaction with the guarantor, Fifth Third continually assesses the guarantors’ ability and willingness to cooperate and adhere to the terms of all loan documents and related agreements. After origination, the value of the guarantee is primarily driven by the willingness of the guarantor to work with the Bancorp and the financial wherewithal of the guarantor. This cooperation and the financial review of the guarantor, including the independent verification of the guarantor’s liquidity position, coupled with any evidence of historical delinquency, or failure to deliver under current or previous obligations to both Fifth Third and other observable third-party transactions, provide a basis for determining expected guarantor sourced cash flows for repayment. Any such expected cash flows are then considered in the determination of a specific reserve to the extent the loan in question is determined to be impaired. Charge-offs are recorded when a loan, or a portion of a loan, is deemed uncollectible upon the occurrence of a loss confirmation event.

d.	Disclose how the guarantor’s reputation impacts your ability to seek performance under the guarantee.

Historically, the guarantor’s reputation has not materially impacted the Bancorp’s ability to seek performance under the guarantee.

e.	Disclose how many times you have sought performance under the guarantee and discuss the extent of the successes.

Fifth Third makes a significant effort to collect upon loan guarantees as warranted. Evaluations of guarantor’s performance are extremely complex and resolution can occur in a variety of forms. Such forms can include ongoing interest payments and settlements that may be received directly from the guarantor or funded by the guarantor through an equity contribution to the borrower. Given these various forms, it is difficult to attribute successful resolution specifically to a guarantee. As a result, the Bancorp does not track historical data on an aggregate basis related to the number of times the Bancorp has sought performance under a guarantee or the extent of our successes on the collection on guarantees.

f.	When the impaired loan is carried at a value in excess of the appraised value due to the guarantee from the borrower, disclose in detail how you evaluate and determine the realizable value of the borrower guarantee. Specifically discuss the extent of your willingness to enforce the guarantee.

In most cases impaired loans are written down to net realizable value, such as appraised value of collateral less estimated costs to sell. In situations where a guarantee exists, the Bancorp will assess whether to include a value for the guarantee based on a review of the guarantors’ cash flow, verification of liquidity, and the guarantor’s ability and willingness to repay under the terms of the loan documents. If the Bancorp carries an impaired loan at a value in excess of the appraised value due to a guarantee from a borrower, it does so only when it intends to enforce the guarantee. The ultimate determination as to whether or not to enforce a particular guarantee is made in conjunction with the identification of the most prudent loan workout arrangement for the particular borrower which includes an assessment of all costs and benefits associated with attempting to enforce the guarantee.

Commercial Portfolio, page 44

3.	You disclose that you participate in Shared National Credit (SNC) loans with an outstanding balance of $6.4 billion with a total exposure of $20.0 billion at December 31, 2009. Please revise future filings to:

a.	Clearly disclose the details about your exposure to SNC loans not outstanding (e.g. do you have loan commitments, do you share in the credit risk on loans on other participants books, etc.) and explain how you determine your total exposure; and

Fifth Third determines its total exposure to SNC loans by considering its pro rata share of the total funded and unfunded commitments from the syndicated bank group to the borrower. Fifth Third determined the total exposure to SNC loans as of December 31, 2009 to be approximately $20.0 billion.

The composition of the $20.0 billion exposure included an outstanding balance of approximately $6.4 billion, $713 million of which Fifth Third was the agent bank and $5.7 billion of which Fifth Third was a participant bank. The remaining approximately $13.6 billion represents the Bancorp’s unfunded exposure, comprised of $372 million of which Fifth Third was the agent bank and $13.2 billion of which Fifth Third was a participant bank. Fifth Third does not share in credit risks in SNC loans on other participant’s books.

In the first quarter of 2010, Fifth Third determined that its exposure to SNC loans, while material to the consolidated financial statements, did not warrant separate disclosure. In making this determination, Fifth Third believes these loans do not represent an elevated risk in relation to other loans of similar types as they are subject to the same underwriting and credit monitoring processes. Based on this assessment, in its Form 10-Q for the Quarterly Period Ended March 31, 2010, Fifth Third removed the discussion of SNC loans from the commercial credit risk discussion. Fifth Third will continue to evaluate the risk level on a quarterly basis and determine whether separate disclosure is necessary in future filings.

b.	Disclose how your total exposure is considered in your allowance for credit loss methodology and how you determine when to charge-off a loan.

Fifth Third’s total exposure to SNC loans (both funded and unfunded exposures) is considered in the allowance for credit losses using the same methodologies as those for non-SNC loans and unfunded commitments of similar types and risk grades. The determination of when to charge-off a SNC loan is consistent with the methodologies used for other commercial portfolio loans. Because of this consistency in methodology for both the calculation of the allowance for credit losses and the determination of when to charge-off a loan, the Bancorp does not believe it is necessary to revise future filings to disclose how the total SNC exposure is considered in the allowance for credit loss methodology and in determining when to charge-off a loan.

Allowance for Credit Losses, page 52

4.

We note your statement in your 4th quarter earnings conference call that during the 3rd quarter you had a number of delinquencies where the loan was “past maturity” but is “still current.” To the extent these delinquencies are significant or affect any disclosed credit quality trends, please revise future filings to disclose the facts and circumstances regarding this apparently unique situation and to provide an investor with sufficient information to understand the risks associated with these loans. Please disclose the types of loans involved, how you recognize interest income, why you do not report these as nonperforming, and the impact on your credit quality trends.

Fifth Third had an increase of commercial loans that were current with their debt service payments but which were past their maturity date (and therefore were reported as past due loans) and in the process of renewal as of September 30, 2009. These loans represented approximately $405 million, or 59%, of commercial loans 30–89 days past due, and approximately $188 million, or 31%, of commercial loans 90 days or more past due. The majority of these renewals were completed during the fourth quarter of 2009, and comparatively, as of December 31, 2009, the commercial loans past maturity that were current with their debt service represented approximately $79 million, or 22%, of commercial loans 30–89 days past due, and $56 million, or 28%, of commercial loans 90 days or more past due.

Since Fifth Third continues to receive timely debt service payments and believes it will collect all contractual principal and interest on these loans, interest income continues to be recognized on an accrual basis. However, Fifth Third reports these loans as delinquent and in the same manner as other loans where the payment is past due. This is believed to be the industry standard practice and in compliance with accounting and regulatory guidance.

In response to the staff’s comments, given Fifth Third’s practice of disclosing matured loans and payment delinquent loans in the same manner, the Bancorp does not believe these delinquencies warrant separate disclosure. Additionally, Fifth Third does not believe these delinquencies are significant or materially affect disclosed credit quality trends. Fifth Third will continue to evaluate the level of these loans past their maturity date but current on their debt service payments and, if considered material, separately disclose such amounts including loan types, delinquency status and impact on credit quality trends.

Capital Management

Supervisory Capital Assessment Program (SCAP) Results, page 58

5.	We note your disclosure related to the newly required four percent threshold of Tier 1 common equity under the more adverse scenario of the SCAP and your actions in order to maintain an appropriate capital buffer. Please revise future filings to clearly disclose whether you are above the four percent threshold, the amount above or below the threshold, and your plans to manage this requirement.

Fifth Third was one of the 19 large bank holding companies assessed under the Supervisory Capital Assessment Program, also known as “SCAP stress tests.” Under this assessment, these companies were required to meet and sustain a four percent Tier 1 common equity ratio and a six percent Tier 1 capital ratio on a forward-looking basis for the period evaluated (2009 and 2010), under a more adverse scenario whose assumptions were designed by the supervisory agencies, and measured as of the date of the SCAP assessment (May 7, 2009). Given the assessed companies were required to demonstrate that they met the four percent Tier 1 common equity ratio requirement for the period evaluated in the SCAP, it is reasonable to assume the supervisory agencies expect the 19 large bank holding companies assessed under the SCAP stress test to maintain their Tier 1 common equity ratio above four percent, although no formal requirement exists.

Fifth Third manages the adequacy of its capital, including Tier 1 common equity, by conducting ongoing internal stress tests and ensuring that the results are properly considered in its capital planning. It is the intent of Fifth Third’s capital planning process to ensure that the Bancorp’s capital positions remain in excess of well-capitalized minimums as defined by the Board of Governors of the Federal Reserve System in the “Capital Adequacy Guidelines for Bank Holding Companies,” and any other regulatory requirements. Fifth Third’s Tier 1 common equity ratio was approximately seven percent as of March 31, 2010.

Fifth Third acknowledges the staff’s comment regarding the SCAP results and notes that it disclosed the Tier 1 common equity ratio in the MD&A section of the 2009 Form 10-K in both Table 1: Selected Financial Data and Table 50: Capital Ratios. Fifth Third will additionally disclose the Tier 1 common equity ratio and discuss the management of any related supervisory expectations or requirements regarding the ratio in the Capital Management section beginning in its Form 10-Q for the Quarterly Period Ended June 30, 2010.

Note 1: Summary of Significant Accounting and Reporting Policies, page 68

6.	Please revise to disclose your accounting policies related to securities sold under repurchase agreements. If you account for any as sales, please clearly state this, and tell us the accounting guidance on which you rely for this treatment. Please revise to quantify the amount sold at each balance sheet date and the average amount sold for the periods presented. Disclose how you calculated the average amount.

The Bancorp does not account for any securities sold under repurchase agreements as sales. Additionally, Fifth Third discloses in Note 14, “Short-Term Borrowings,” on page 88 of the 2009 Form 10-K that other short-term borrowings include securities sold under repurchase agreements. However, Fifth Third acknowledges the staff’s comment and confirms that the following additional disclosure will be added in Note 1, “Summary of Significant Accounting Policies” for the Form 10-K for the Fiscal Year Ended December 31, 2010:

“Securities sold under repurchase agreements are accounted for as collateralized financing transactions and recorded at the amounts at which the securities were sold plus accrued interest.”

Note 16: Commitments, Contingent Liabilities and Guarantees

Visa Litigation, page 92

7.	We note you reversed your net litigation reserve liability related to Visa during 2009. Please tell us in detail and revise future filings to clearly explain your basis for reversing your litigation reserve liability. For example, it appears that since you sold your Class B shares, you believe you are no longer legally liable for any Visa litigation exposure. If so, please clearly state this and explain how the sale releases you from liability.

Fifth Third acknowledges the staff’s comment and confirms that in future filings, beginning with the Form 10-Q for the Quarterly Period Ended June 30, 2010, the following revised disclosures will be included to clarify the basis for the reversal of the litigation reserve liability:

“The Bancorp, as a member bank of Visa prior to Visa’s reorganization and IPO (the “IPO”) of its Class A common shares in 2008, had certain indemnification obligations pursuant to Visa’s certificate of incorporation and bylaws and in accordance with their membership agreements. In accordance with Visa’s by-laws prior to the IPO, the Bancorp could have been required to indemnify Visa for the Bancorp’s proportional share of losses based on its pre-IPO membership interests. As part of Visa’s reorganization and IPO, the Bancorp’s indemnification obligation was modified to include only certain known litigation (the “Covered Litigation”) as of the date of the restructuring. This modification triggered a requirement to recognize a $3 million liability in 2007 equal to the fair value of the indemnification obligation. Additionally during 2007, the Bancorp recorded $169 million for its share of litigation formally settled by Visa and for probable future litigation settlements. In conjunction with the IPO, the Bancorp received 10.1 million of Visa’s Class B common shares based on the Bancorp’s membership percentage in Visa prior to the IPO. The Class B shares are not transferable (other than to another member bank) until the later of the third anniversary of the IPO closing or the date which the Covered Litigation has been resolved; therefore, the Bancorp’s Class B shares were classified in other assets and accounted for at their carryover basis of $0. Visa deposited $3 billion of the proceeds from the IPO into a litigation escrow account, established for the purpose of funding judgments in, or settlements of, the Covered Litigation. If Visa’s litigation committee determines that the escrow account is insufficient to cover expected losses associated with the Covered Litigation, then Visa will issue additional Class A shares and deposit the proceeds from the sale of the shares into the litigation escrow account. When Visa funds the litigation escrow account, the Class B shares are subject to dilution through an adjustment to the conversion rate of the Class B shares into Class A shares. During 2008, the Bancorp recorded additional reserves of $71 million for probable future settlements related to the Covered Litigation and recorded its proportional share of $169 million of the Visa escrow account net against the Bancorp’s litigation reserve.

During 2009, Visa announced it had deposited an additional $700 million into the litigation escrow account. As a result of this funding, the Bancorp recorded its proportional share of $29 million of these additional funds as a reduction to its net Visa litigation reserve liability and a reduction to noninterest expense. Later in 2009, the Bancorp completed the sale of its Visa Class B shares for proceeds of $300 million. As part of this transaction the Bancorp entered into a total return swap in which the Bancorp will make or receive payments based on subsequent changes in the conversion rate of the Class B shares into Class A shares. The swap terminates on the later of the third anniversary of the IPO or the date on which the Covered Litigation is finally settled. The Bancorp calculates the fair value of the swap based on its estimate of the probability and timing of certain Covered Litigation settlement scenarios and the resulting payments related to the swap. The counterparty to the swap, as a result of its ownership of the Class B shares, will be impacted by dilutive adjustments to the conversion rate of the Class B shares into Class A shares caused by any Covered Litigation losses in excess of the litigation escrow account. If actual judgments in, or settlements of, the Covered Litigation significantly exceed current expectations, then additional funding by Visa of the litigation escrow account and the resulting dilution of the Class B shares could result in a scenario where the Bancorp’s ultimate exposure associated with the Covered Litigation (the “Visa Litigation Exposure”) exceeds the value of the Class B shares owned by the swap counterparty (the “Class B Value”). In the event the Bancorp concludes that it is probable that the Visa Litigation Exposure exceeds the Class B Value, the Bancorp would record a litigation reserve liability and a corresponding amount of other noninterest expense for the amount of the excess. Any such litigation reserve liability would be separate and distinct from the fair value derivative liability associated with the total return swap.

As of the date of the Bancorp’s sale of its Visa Class B shares and through December 31, 2009, the Bancorp has concluded that it is not probable that the Visa Litigation Exposure will exceed the Class B Value. Based on this determination, upon the sale of its Class B shares, the Bancorp reversed its net Visa litigation reserve liability and recognized a free-standing derivative liability associated with the total return swap with an initial fair value of $55 million. The sale of the Class B shares, recognition of the derivative liability and reversal of the net litigation reserve liability resulted in a pre-tax benefit of $288 million ($187 million after-tax) recognized by the Bancorp for the year ended December 31, 2009.”

Note 27: Fair Value Measurements, page 104

8.	You disclose that you had $224 million and $473 million in nonaccrual loans held for sale at December 31, 2009 and 2008, which are carried at lower of cost of market value. Please revise future filings to:

a.	Provide a breakdown of these loans by type (residential, commercial, etc.) at each period end.

b.	Disclose the fair value write-down recorded for nonaccrual loans held for sale at each period end.

c.	Disclose your methodology to value these loans since they appear to have different characteristics than other loans held for sale.

d.	Disclose where these are classified in the fair value hierarchy. If you do not classify these as level 3, please clearly explain the basis for your determination.

Fifth Third discloses on page 77 of the 2009 Form 10-K that nonaccrual loans held for sale (“Nonaccrual HFS Loans”) of $224 million and $473 million as of December 31, 2009 and 2008, respectively, are not included in the table that summarizes the Bancorp’s nonperforming and delinquent loans in its portfolio. These Nonaccrual HFS Loans consist of the commercial loans held for sale disclosed on page 107 of the 2009 Form 10-K in the “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” section of Note 27, “Fair Value Measurements.” In tabular format, Fifth Third has provided the disclosures requested in items 8a, 8b, and 8d from above. Please see below for an excerpt from the tables on page 107:

	Fair Value Measurements Using			Total	Total Losses
($ in millions)	Level 1	Level 2	Level 3		Year Ended December 31, 2009
Commercial loans held for sale	$60	—	163	$223	$(56)

	Fair Value Measurements Using			Total	Total Losses
($ in millions)	Level 1	Level 2	Level 3		Year Ended December 31, 2008
Commercial loans held for sale	$90	—	383	$473	$(523)

In addition to the tables, Fifth Third included the following paragraph on page 107 that includes the information requested in item 8c:

“During 2009, the Bancorp transferred certain commercial loans with a fair value of $45 million from the portfolio to loans held for sale. The fair value of these loans was based on bids from potential buyers and, therefore, were classified within Level 1 of the valuation hierarchy. During the fourth quarter of 2008, the Bancorp transferred certain commercial, commercial mortgage and commercial construction loans from the portfolio to loans held for sale. During 2009, the Bancorp recorded $56 million in impairment adjustments on these loans. As of December 31, 2009, loans with a fair value of $60 million were based on bids from potential buyers and, therefore, classified within Level 1 of the valuation hierarchy and loans with a fair value of $163 million were based on appraisals of the underlying collateral value and, therefore, classified within Level 3 of the valuation hierarchy.”

Additionally, the Bancorp included a more detailed description of the 2008 activity as part of its 2008 Form 10-K. Specifically, the following paragraph was included on page 95:

“During the fourth quarter of 2008, the Bancorp transferred certain commercial, commercial mortgage and commercial construction loans from the portfolio to loans held for sale. The Bancorp recognized losses from fair value adjustments of approximately $523 million on these commercial loans at the time of their reclassification to loans held for sale. For $90 million of the loans, the fair value was based on executable broker quotes from active market participants comparable to the executed bids for similar loans sold by the Bancorp during the fourth quarter of 2008. Therefore, these loans were classified within Level 1 of the valuation hierarchy. For $383 million of the loans, the fair value was based on appraisals of the underlying collateral value. Therefore, these loans were classified within Level 3 of the valuation hierarchy.”

Fifth Third acknowledges the staff’s comment and will clarify in future filings that the commercial loans held for sale disclosed in the “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” section of Note 27, are, in fact, the Nonaccrual HFS Loans referred to in Note 6, “Loans and Leases and Allowance for Loan and Lease Losses.”

Residential Mortgage Loans Held For Sale and Held For Investment, page 105

9.	Please tell us in detail and revise future filings to clarify how the “anticipated portfolio composition” affects your discounted cash flow models used to value certain residential mortgage loans held for sale and how you determine the appropriate portfolio composition. Also, clarify how you determined that assets valued using the discounted cash flow model should be classified as level 2, and consider disclosing the balance of loans valued using this methodology.

Fifth Third has not historically disclosed the balance of loans valued using the discounted cash flow methodology as these loans typically only make up approximately 2%-4% of total residential mortgage loans held for sale. However, Fifth Third acknowledges the staff’s comment and confirms that in future filings, beginning with the Form 10-Q for the Quarterly Period Ended June 30, 2010, the Bancorp will provide the following additional disclosures (additional language included in bold italics):

“Residential mortgage loans held for sale and held for investment

For residential mortgage loans held for sale, fair value is estimated based upon mortgage-backed securities prices and spreads to those prices or, for certain adjustable rate mortgage loans (“ARM loans”), discounted cash flow (“DCF”) models that may incorporate the anticipated portfolio composition, credit spreads of asset-backed securities with similar collateral, and market conditions. The anticipated portfolio composition includes the effect on interest rate spreads and discount rates due to loan characteristics such as the state the loan was originated in, the loan amount and the ARM margin. Residential mortgage loans held for sale that are valued based upon mortgage-backed securities prices are classified within Level 2 of the valuation hierarchy as the valuation is based on external pricing for similar instruments. ARM loans classified as held for sale are also classified within Level 2 of the valuation hierarchy due to the use of observable inputs in the DCF model. These observable inputs include interest rate spreads from the Agency MBS market and observable discount rates. For residential mortgage loans reclassified from held for sale to held for investment, the fair value estimation is based primarily on the underlying collateral values. Therefore, these loans are classified within Level 3 of the valuation hierarchy.”

Market for Registrant’s Common Equity, Related Stockholder Matters….page 122

10.	You state that certain of the information required by Item 5 of Form 10-K is included in the Corporate Information on the inside back cover of the annual report. It does not appear, however, that you have included the Corporate Information, including the information required by Item 201(a) of Regulation S-K, as part of your filing on Form 10-K. Please tell us how you concluded that the Item 201(a) disclosure is not required to be included in your filing on Form 10-K.

The stock price information required by Item 201(a) of Regulation S-K was included on the inside back cover of the Registrant’s Annual Report to Shareholders that was distributed to shareholders with the Registrant’s proxy statement and was filed in hard copy with the Commission and is available via the SEC’s website in a scanned format. This inside back cover page was not filed with the Form 10-K due to a clerical oversight. Although we neglected to provide a cross reference to the required exchange information in Item 5 of the Form 10-K, we note that this additional information was included on the Form 10-K cover page (page 114 of the document filed with the SEC) and on the inside front cover of the Annual Report to Shareholders. Fifth Third acknowledges the staff’s comment and confirms that in future filings we will include and/or provide additional cross references to information required by Item 201(a) of Regulation S-K in Item 5 of the Form 10-K.

Executive Compensation, page 124

11.	It does not appear that you have included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Fifth Third made an affirmative determination that no additional disclosure beyond that provided in the Compensation Committee Report was required in response to Item 402(s), and that such determination was made following a comprehensive review and analysis, which included all the processes and procedures required to satisfy the TARP standards as fully described in the Compensation Committee Report. Key items described in the Compensation Committee Report include:

•	Variable Compensation Plan awards are not tied to formulas, but a variety of financial performance metrics, and are subject to the Compensation Committee’s discretion

•

A significant amount of Senior Executives’ total direct compensation is delivered in the form of long-term incentives, averaging 53% of target total direct compensation prior to the TARP-related structure changes

•	All short and long-term awards granted to Senior Executives are subject to our claw back provisions

•

All incentive compensation plans across the Bancorp were evaluated based on their inherent risk, through a rigorous cross-functional review process and the Bancorp’s Chief Risk Officer and Compensation Committee determined that the employee incentive plans do not motivate employees to take unnecessary or excessive risks

In addition, Fifth Third undertook the analyses, processes and objectives described throughout the Compensation Discussion and Analysis plus the additional information provided below in response to Comment 12. Based on that robust process, Fifth Third determined that its compensation policies and practices were not reasonably likely to have a material adverse effect on Fifth Third.

12.	We are aware of the Federal Reserve’s “horizontal review” of compensation practices at large, complex banking organizations. Taking into consideration any discussions you had with other regulators, please confirm that you continue to believe that risks arising from your compensation policies and practices for employees are not reasonably likely to have a material adverse effect on you.

The Bancorp conducted a comprehensive risk assessment of our 2009 incentive compensation programs during the third quarter of 2009. The Bancorp identified a number of enhancements that could be made to improve selected plans. The nature and magnitude of those enhancements were not significant enough to warrant mid-year changes to the 2009 plans, and the changes were implemented with the Bancorp’s 2010 plans. In addition, the Bancorp concluded following this review that the checks and balances in the 2009 plans and the processes in place for approving incentive related transactions effectively mitigated risk associated with incentive compensation.

The Bancorp also completed a risk assessment of the 2010 incentive compensation programs during the fourth quarter of 2009 and January 2010. This review confirmed that all enhancement opportunities identified during the initial risk assessment were implemented for

2010. In addition, this assessment resulted in the conclusion that the Bancorp did not require additional risk-mitigation changes to the 2010 plans. Pursuant to TARP requirements, the Bancorp will continue to conduct risk assessments every six months while the Bancorp is a participant in the TARP.

Based on these reviews, our internal governance processes around plan design, approval and administration, and our conversations with regulators, we do not believe any additional changes are required at this time. Therefore, we do not expect any material adverse impact.

Signatures, page 128

13.	General Instruction D(2)(b) to Form 10-K requires the name of each person who signs the report to be typed or printed beneath his signature. Please tell us how you concluded that you have complied with the Form 10-K signature requirements.

On the signature page of the report that Fifth Third has manually signed by the appropriate personnel, the name of each person who has signed the report is typed below their signature in compliance with General Instruction D(2)(b). In accordance with Regulation S-T, however, Fifth Third has filed an electronic version of the report, not the manually signed copy. In reliance on General Instruction D(1) of Form 10-K and Item 302 of Regulation S-T, Fifth Third has included just the typed signature in its electronic filing. Fifth Third, however, acknowledges the staff’s comment and confirms that in future filings we will type the name of each person who signs the report beneath their typed signature as well pursuant to the requirements of General Instruction D(2)(b).

If you should have any additional questions or require any further information, please do not hesitate to call me at (513) 534-0674 or Mark Hazel, Senior Vice President and Controller, at (513) 534-6702.

Sincerely,

/s/ DANIEL T. POSTON
Daniel T. Poston

Executive Vice President and Chief Financial Officer

cc:
Deloitte & Touche LLP